LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation

Tasman Pacific Minerals Limited	Australia

Tasman RSA Holdings (Pty) Ltd.	South Africa

Tasman Mmakau JV Company (Pty) Ltd.	South Africa

Tasman Lukisa JV Company (Pty) Ltd.	South Africa

Beaufort West Minerals (Pty) Ltd.	South Africa

PM Prospecting Pty Ltd.	Australia

PM Energy Pty Ltd.	Australia

Peninsula USA Holdings Inc.	Delaware

Strata Energy Inc.	Delaware

Resource and Capital Management (SA) Pty Ltd.	Australia

Trove Resources Pty Ltd.	Australia

Imperial Mining (Fiji) NL	Australia

Peninsula Energy LTIP Pty Ltd.	Australia

Peninsula Uranium Limited	United Kingdom